FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of MARCH 2005

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street., Vancouver, British Columbia, Canada V7Y 1C6

(Address of principal executive offices)

Attachments:

1.

News release dated March 3, 2005

2.

News release dated March 4, 2005

3.

Material Change Report dated March 10, 2005 (re: Feb 25/05 news release)

4.

Material Change Report dated March 10, 2005 (re: Mar 3/05 news release)

5.

Material Change Report dated March 10, 2005 (re: Mar 4/05 news release)

6.

News release dated March 11, 2005

7.

News release dated March 23, 2005

8.

News release dated March 29, 2005

9.

Material Change Report dated March 29, 2005 (re: Mar 29/05 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: November 8, 2005

By:

“Kenneth W. Morgan”___

 Name

                                                                      Its:     Chief Financial Officer, Secretary and director

Trading Symbols:

TSE:  PTQ

OTC: PTQMF

NEWS RELEASE

Petaquilla and Local Authorities Work Together to Provide Employment

Vancouver BC/ Colon, Republic of Panama – March 3, 2005: On February 25, 2005, Humberto Alvarez, the Company’s Panama-based manager of the Mine Development Plan, met with the Provincial Council of Colon. The meeting was held in order to bring the local governing representatives up to date on the Company’s plans for advancing the Petaquilla copper/ gold project and conversely for the local authorities to have input and participation in the development of a mine.

In attendance at the meeting were:

Olgalina de Quijada, Colon’s Governor.

Luis Macias, Donoso’s Mayor.

Raul Esquina, Representative of Rio Indio.

Sixto Lopez, Representative of Miguel de la Borda.

Representatives from Donoso and communities in Northern Cocle, San Jose del General, Govea and Guacimo also attended.

Mr. Alvarez assured the Governor and other attendees that the project meets all of the country’s current legislation, particularly in the environmental and socio-communitarian aspects.

In a meeting with the Representatives of the District of Donoso, after the Provincial Council hearing, Alvarez coordinated the first socio-communitarian integration steps in that region. The first step will incorporate 30 workers from the District of Donoso in the labor force required during the construction of a mining camp.

The new workers, who will join the 74 people that are currently working in the camp, will be given training and issued the uniforms, boots, gloves and other equipment they will need in order to achieve their assignments.

A schedule of visits to the Donoso communities was also established for Company representatives, where they will conduct workshops informing the local people about the project and its importance in the development of one of the country’s poorest regions, as well as its plans for environmental mitigation. These workshops are scheduled to begin mid-March.

A community development plan in Donoso was also discussed. Dialogue focused on the refurbishing of health centers, schools, school supplies and academic preparation.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

 INFORMATION CONTAINED HEREIN.

Trading Symbols:

TSE:  PTQ

OTC: PTQMF

NEWS RELEASE

Petaquilla Pleased with Initial Trenching Results

Vancouver BC – March 4, 2005: Petaquilla Minerals Ltd. advises that the first assay results have been received from the 2005 trenching program on Petaquilla Mineral’s Molejon Gold deposit.

The results come from the initial test trenches on the Molejon “Northwest Zone”.  Surface drilling in 1990’s indicated a near surface gold resource.  Up to now, the zone has not been tested with trenches.

Notable assay results include:

Trench 103

Located at 973054 North, 538481 East, the trench exposed a silicified zone with channel-chip sampling returning an average grade of 2.41 gr/t Au across 8.3 meters.  The true width of the zone is estimated to be 2.0 meters and appears to be striking NNE.

Individual assays consist of:

Sample Number	Sample Length (meters)	Assay Gold (gr/t)	Original Sample Size (Weight kilograms)
1103001	2.30	2.37	6.90
1103002	2.50	2.35	6.99
1103003	2.50	3.48	4.01

Trench 100

Located at 973070 North, 538594 East, the trench is situated on the old drill pad approximately 2.0 meters from the collar for holes MO94111 and MO95130.  In both of these holes, casing was drilled to a depth of 4.6 meters with no core recovery.  The holes then intercepted mineralized Quartz Breccia down to a depth of 24.0 meters.   (The highest assay result was 14 grams over 1.5 meters, but core recovery is poor through the zone, averaging less then 50%).

The trench exposed a sericite altered Feldspar Quartz Porphyry and the Hangwall contact to the Quartz Breccia Vein.  Because the trench cuts the Quartz Breccia Vein obliquely, 3 channel–chip samples were taken at various attitudes on the vein.  The average grade for the 3 samples is 29.31 gr/t Au.

Individual assays consist of:

Sample Number	Sample Length (meters)	Assay Gold (gr/t)	Original Sample Size (Weight kilograms)
1100002	2.00	16.81	6.04
1100003	2.00	31.23	5.20
1100007	1.00	39.89	7.40

5 samples were collected either across or vertical down the trench in the Feldspar Quartz Porphyry hanging wall.  The five samples had an average grade of 1.32 grams.

Individual assays consist of:

Sample Number	Sample Length (meters)	Assay Gold (gr/t)	Original Sample Size (Weight kilograms)
1100001	2.00	0.72	5.28
1100004	1.15	0.32	3.7
1000005	1.00	2.11	3.1
1100006	1.00	2.14	6.46
1100008	2.00	1.40	6.32

Drill Pad MO94115

Located at 973063.3 North, 538539.5 East, channel–chip sampling was completed across a quartz veinlet stockwork exposed in the back of Drill Pad built for drill hole MO94115.  The stockwork assayed 11.98 gr/t Au over 3.0 meters, with an estimated true width of 2.0 meters.

The first 24.6 meters of MO94115 were cased, and had no core recovery,  (Sludge samples taken during the placement of the casing returned assays ranging from 13.0 to 0.200 gr /t Au).

Individual assays consist of:

Sample Number	Sample Length (meters)	Assay Gold (gr/t)	Original Sample Size (Weight kilograms)
1000004	1.00	18.00	3.71
1000005	1.00	6.74	3.67
1000006	1.00	10.95	3.84

The success of the first test trenches to expose geology and identify high-grade gold intersections in area where previous drilling had no recovery has led to an acceleration of the trenching program on the property.

Further trenching in the Northwest Zone will test new geological / mineral domain models that are now being developed, prior to testing the zone by drilling.

Margaret Venable (PhD. Geo.) was the on-site geologist supervising the trenching and sampling program on the Molejon Deposit.  David Nowak, (P.Geo.) has reviewed the data, and is the Qualified Person under the definition of Canadian National Instrument 43-101.

Acme Analytical Laboratories, Vancouver performed sample preparation and assaying on the trench samples.  Procedures included a 1assay tonne Gold Fire assay and multi-element ICP analysis.

The Company is very pleased with the trenching results to date, and early indications are leading the team to believe that drilling of the Northwest zone could lead to an expansion of the gold reserves at Molejon. As soon as all the results from the sampling are in the Company’s possession and the geological model has been completed, a drilling program will be initiated to test the zone.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.

Reporting Issuer

Petaquilla Minerals Ltd., 1820 – 701 West Georgia Street, Vancouver, B.C.,  V7Y 1C6

Telephone:  (604) 694-0021

2.

Date of Material Change

February 25, 2005

3.

Press Release

The required press release was issued pursuant to section 85 (1) at Vancouver, British Columbia, on February 25, 2005.

4.

Summary of Material Change

See attached press release.

5.

Full Description of Material Change

See attached press release.

6.

Reliance on Section 85(2) of the Act (Confidential Information)

Not Applicable.

7.

Omitted Information

None.

8.

Senior Officer

Kenneth Morgan, CFO

9.

Statement of Senior Officer

The foregoing accurately describes the material change referred to herein.

Dated at Vancouver, British Columbia, this 10th day of March, 2005.

“Kenneth W. Morgan”

Signature of Senior Officer)

Kenneth Morgan

For attachment to Material Change Report dated March 10, 2005:

Trading Symbols:

TSE:  PTQ

OTC: PTQMF

NEWS RELEASE

Petaquilla Addresses Press Reports

Vancouver BC – February 25, 2005:   Petaquilla Minerals Ltd. ( “the Company”) has responded to news reports in Panama that Richard Fifer, Chairman and CEO of the Company, is being investigated for alleged irregularities while Governor of Cocle Province, Panama.

The Company has retained independent legal counsel in Panama to investigate the allegations against Mr. Fifer.

The Company has been informed that there are no outstanding warrant orders, charges or arrest orders for Mr. Fifer, despite what some newspaper articles are currently reporting.

The Board of Directors assures all stakeholders that it will continue to seek additional information and will act decisively and promptly if further action is warranted.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.

Reporting Issuer

Petaquilla Minerals Ltd., 1820 – 701 West Georgia Street, Vancouver, B.C.,  V7Y 1C6

Telephone:  (604) 694-0021

2.

Date of Material Change

March 3, 2005

3.

Press Release

The required press release was issued pursuant to section 85 (1) at Vancouver, British Columbia, on March 3, 2005.

4.

Summary of Material Change

See attached press release.

5.

Full Description of Material Change

See attached press release.

6.

Reliance on Section 85(2) of the Act (Confidential Information)

Not Applicable.

7.

Omitted Information

None.

8.

Senior Officer

Kenneth Morgan, CFO

9.

Statement of Senior Officer

The foregoing accurately describes the material change referred to herein.

Dated at Vancouver, British Columbia, this 10th day of March, 2005.

“Kenneth W. Morgan”

Signature of Senior Officer)

Kenneth Morgan

For attachment to Material Change Report dated March 10, 2005:

Trading Symbols:

TSE:  PTQ

OTC: PTQMF

NEWS RELEASE

Petaquilla and Local Authorities Work Together to Provide Employment

Vancouver BC/ Colon, Republic of Panama – March 3, 2005: On February 25, 2005, Humberto Alvarez, the Company’s Panama-based manager of the Mine Development Plan, met with the Provincial Council of Colon. The meeting was held in order to bring the local governing representatives up to date on the Company’s plans for advancing the Petaquilla copper/ gold project and conversely for the local authorities to have input and participation in the development of a mine.

In attendance at the meeting were:

Olgalina de Quijada, Colon’s Governor.

Luis Macias, Donoso’s Mayor.

Raul Esquina, Representative of Rio Indio.

Sixto Lopez, Representative of Miguel de la Borda.

Representatives from Donoso and communities in Northern Cocle, San Jose del General, Govea and Guacimo also attended.

Mr. Alvarez assured the Governor and other attendees that the project meets all of the country’s current legislation, particularly in the environmental and socio-communitarian aspects.

In a meeting with the Representatives of the District of Donoso, after the Provincial Council hearing, Alvarez coordinated the first socio-communitarian integration steps in that region. The first step will incorporate 30 workers from the District of Donoso in the labor force required during the construction of a mining camp.

The new workers, who will join the 74 people that are currently working in the camp, will be given training and issued the uniforms, boots, gloves and other equipment they will need in order to achieve their assignments.

A schedule of visits to the Donoso communities was also established for Company representatives, where they will conduct workshops informing the local people about the project and its importance in the development of one of the country’s poorest regions, as well as its plans for environmental mitigation. These workshops are scheduled to begin mid-March.

A community development plan in Donoso was also discussed. Dialogue focused on the refurbishing of health centers, schools, school supplies and academic preparation.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.

Reporting Issuer

Petaquilla Minerals Ltd., 1820 – 701 West Georgia Street, Vancouver, B.C.,  V7Y 1C6

Telephone:  (604) 694-0021

2.

Date of Material Change

March 4, 2005

3.

Press Release

The required press release was issued pursuant to section 85 (1) at Vancouver, British Columbia, on March 4, 2005.

4.

Summary of Material Change

See attached press release.

5.

Full Description of Material Change

See attached press release.

6.

Reliance on Section 85(2) of the Act (Confidential Information)

Not Applicable.

7.

Omitted Information

None.

8.

Senior Officer

Kenneth Morgan, CFO

9.

Statement of Senior Officer

The foregoing accurately describes the material change referred to herein.

Dated at Vancouver, British Columbia, this 10th day of March, 2005.

“Kenneth W. Morgan”

Signature of Senior Officer)

Kenneth Morgan

For attachment to Material Change Report dated March 10, 2005:

Trading Symbols:

TSE:  PTQ

OTC: PTQMF

NEWS RELEASE

Petaquilla Pleased with Initial Trenching Results

Vancouver BC – March 4, 2005: Petaquilla Minerals Ltd. advises that the first assay results have been received from the 2005 trenching program on Petaquilla Mineral’s Molejon Gold deposit.

The results come from the initial test trenches on the Molejon “Northwest Zone”.  Surface drilling in 1990’s indicated a near surface gold resource.  Up to now, the zone has not been tested with trenches.

Notable assay results include:

Trench 103

Located at 973054 North, 538481 East, the trench exposed a silicified zone with channel-chip sampling returning an average grade of 2.41 gr/t Au across 8.3 meters.  The true width of the zone is estimated to be 2.0 meters and appears to be striking NNE.

Sample Number	Sample Length (meters)	Assay Gold (gr/t)	Original Sample Size (Weight kilograms)
1103001	2.30	2.37	6.90
1103002	2.50	2.35	6.99
1103003	2.50	3.48	4.01

Individual assays consist of:

Trench 100

Located at 973070 North, 538594 East, the trench is situated on the old drill pad approximately 2.0 meters from the collar for holes MO94111 and MO95130.  In both of these holes, casing was drilled to a depth of 4.6 meters with no core recovery.  The holes then intercepted mineralized Quartz Breccia down to a depth of 24.0 meters.   (The highest assay result was 14 grams over 1.5 meters, but core recovery is poor through the zone, averaging less then 50%).

The trench exposed a sericite altered Feldspar Quartz Porphyry and the Hangwall contact to the Quartz Breccia Vein.  Because the trench cuts the Quartz Breccia Vein obliquely, 3 channel–chip samples were taken at various attitudes on the vein.  The average grade for the 3 samples is 29.31 gr/t Au.

Individual assays consist of:

Sample Number	Sample Length (meters)	Assay Gold (gr/t)	Original Sample Size (Weight kilograms)
1100002	2.00	16.81	6.04
1100003	2.00	31.23	5.20
1100007	1.00	39.89	7.40

5 samples were collected either across or vertical down the trench in the Feldspar Quartz Porphyry hanging wall.  The five samples had an average grade of 1.32 grams.

Individual assays consist of:

Sample Number	Sample Length (meters)	Assay Gold (gr/t)	Original Sample Size (Weight kilograms)
1100001	2.00	0.72	5.28
1100004	1.15	0.32	3.7
1000005	1.00	2.11	3.1
1100006	1.00	2.14	6.46
1100008	2.00	1.40	6.32

Drill Pad MO94115

Located at 973063.3 North, 538539.5 East, channel–chip sampling was completed across a quartz veinlet stockwork exposed in the back of Drill Pad built for drill hole MO94115.  The stockwork assayed 11.98 gr/t Au over 3.0 meters, with an estimated true width of 2.0 meters.

The first 24.6 meters of MO94115 were cased, and had no core recovery,  (Sludge samples taken during the placement of the casing returned assays ranging from 13.0 to 0.200 gr /t Au).

Individual assays consist of:

Sample Number	Sample Length (meters)	Assay Gold (gr/t)	Original Sample Size (Weight kilograms)
1000004	1.00	18.00	3.71
1000005	1.00	6.74	3.67
1000006	1.00	10.95	3.84

The success of the first test trenches to expose geology and identify high-grade gold intersections in area where previous drilling had no recovery has led to an acceleration of the trenching program on the property.

Further trenching in the Northwest Zone will test new geological / mineral domain models that are now being developed, prior to testing the zone by drilling.

Margaret Venable (PhD. Geo.) was the on-site geologist supervising the trenching and sampling program on the Molejon Deposit.  David Nowak, (P.Geo.) has reviewed the data, and is the Qualified Person under the definition of Canadian National Instrument 43-101.

 Acme Analytical Laboratories, Vancouver performed sample preparation and assaying on the trench samples.  Procedures included a 1assay tonne Gold Fire assay and multi-element ICP analysis.

The Company is very pleased with the trenching results to date, and early indications are leading the team to believe that drilling of the Northwest zone could lead to an expansion of the gold reserves at Molejon. As soon as all the results from the sampling are in the Company’s possession and the geological model has been completed, a drilling program will be initiated to test the zone.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

Trading Symbols:

TSE:  PTQ

OTC: PTQMF

NEWS RELEASE

GOVERNMENT RECOGNIZES

 SOCIO-COMMUNITARIAN WORK BY PETAQUILLA

Vancouver BC/ Coclecito, Panama – March 11, 2005: Petaquilla Minerals Ltd., (“PTQ” or the “Company”) issued a progress report from the Company’s Panama office on Petaquilla’s community development plan in the Panamanian Provinces of Cocle and Colon.

Representatives of the Panamanian Ministries of Public Labor and of Health have recognized the socio-communitarian work being done by the Company. PTQ now has rehabilitated 10 kilometers of one of the most important roads leading to Northern Cocle and is in the process of organizing the delivery of medicine to a dozen health centers in four communities that will benefit 2,300 people.

Edwin González, responsible for Public Labor in Cocle, said this past Thursday that the rehabilitation work on the 28 kilometer road that connects Llano Grande to Coclecito is being executed in coordination with a government team. “It’s a complement to the government’s action. The mining company has the proper machinery in the area and is really showing a great work dynamic”, said Gonzalez.

The first to benefit from this action are those that live in the region, who according to Alcibiades Sanchez, President of the Molejon community’s Parents Association, have seen the travel time between Coclecito and Penonome reduced from eight to just two hours.

Alvaro Tejeira, an engineer in charge of the work on behalf of the mining company, explained that along with the road, they have also repaired rural aqueducts, schools and health centers along the way. He assured that the road will be completely rehabilitated before the rainy season begins.

In a meeting this Thursday in Colon, on the Caribbean coast, with leaders from the Donoso communities, Lupita Jaen, who is responsible for socio-communitarian affairs on behalf of the Company, planned the delivery of medicine to a dozen health centers, along with the repair of clinics and the equipment of school supplies affecting over a thousand students.

“This is a very timely initiative and a responsible one as well on behalf of the company, because it is all about the attention to one of the most urgent demands in terms of health for the communities in the District of Donoso”, said Santos Escobar, Provincial Supervisor of the Ministry of Health in Colon.

Ken Morgan CFO of Petaquilla Minerals commented, “Both the community development plan and operations in the field are progressing nicely as we continue to advance toward our goal of bringing the project to production”.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

Trading Symbols:

TSE:  PTQ

OTC: PTQMF

NEWS RELEASE

Petaquilla Puts Into Effect Senior Management and Governance Changes

Vancouver BC – March 23, 2005: The Board of Directors of Petaquilla Minerals Ltd. (“PTQ” or the “Company”) and Richard Fifer have agreed that Mr. Fifer will temporarily step down as Chairman and Chief Executive Officer, effective immediately. Mr. Fifer will continue to serve the Company in a non-executive role, and will remain as a director.

“I am firmly committed to bringing our mineral deposits in Panama into production and will continue working towards this goal. I am confident that the investigations underway will clear my name but I am stepping aside at this time because it will enable the Company to continue to build the confidence of its strategic partners and shareholders without the distractions caused by my personal legal issues in Panama,” Mr. Fifer said. “My decision reflects the enormous sense of responsibility I feel to our shareholders, partners, and all who have worked so hard to get to where we are today. I will continue to contribute whatever tasks are required of me to assist the Company in the advancement of the project.”

“The Board and Petaquilla’s senior management respect Richard’s decision and he has our full support,” said Michael Levy, President of PTQ. “The Company’s independent counsel in Panama has confirmed that no charges have been laid against Mr. Fifer, but, in the interest of good governance, it is important that Richard steps aside for the time being. The Company has the benefit of a 52% share in a world-class copper-gold deposit and a significant amount of cash on hand, and we will act prudently and responsibly to preserve and grow its assets.”

The Minera Petaquilla project contains proven reserves of 1.115 billion tones grading 0.50% copper, 0.09 g/t gold, 0.015% molybdenum, as well as recoverable silver. The recoverable metal content contained in these reserves totals at least 9.4 billion pounds of copper, 1.37 million ounces of gold, 24.1 million ounces of silver, and 131.1 million pounds of molybdenum, based on a 1997 AMEC Engineering (formerly H.A. Simons) feasibility study completed for the JV partners under the direction of Teck Cominco Limited. All data used to complete the study is available to the Company.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

Trading Symbols:

TSE:  PTQ

OTC: PTQMF

NEWS RELEASE

Petaquilla Confirms Ownership, Reserves and Resources

Vancouver BC – March 29, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) today confirmed the Company’s project ownership and its reserve and resource estimates.

Petaquilla Minerals Ltd. owns 52% of the copper/gold porphyry system in Panama known as the Minera Petaquilla S.A. project.  Inmet Mining Ltd. (“Inmet”) owns the remaining 48%.  At present, Teck Cominco Limited (“Teck”) holds no interest, but can acquire an effective 26% interest in the Minera Petaquilla S.A. project by funding PTQ’s share of the cost of placing this project into production.

Based on a 1997 AMEC Engineering (formerly H.A. Simons) feasibility study completed for the joint venture partners under the direction of Teck, the Minera Petaquilla S.A. project contains a mineral reserve of 1.115 billion tonnes grading 0.50% copper, 0.09 g/t gold, 0.015% molybdenum, as well as recoverable silver. The recoverable metal content contained in these reserves totals at least 9.4 billion pounds of copper, 1.37 million ounces of gold, 24.1 million ounces of silver, and 131.1 million pounds of molybdenum. We perform an annual review of the data contained in the report and consider that the estimate of the mineral reserve from the 1997 feasibilty study is currently relevant and reliable. The estimate of mineral reserve in the feasibility study uses substantially the same terminology for “mineral reserve” as is required under National Policy 43-101.

On December 13, 2004 the Company announced the signing of a Letter of Intent (“LOI”) with Teck and Inmet.

The LOI is an agreement in principle whereby PTQ may obtain 100% of all the precious metals within the Minera Petaquilla S.A. joint venture lands, subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to Teck, Inmet and PTQ.

The Company intends that the epithermal Molejon gold deposit will be the focus of the first phase of the mine development plan and it has commenced further exploration and development work on the project. A new camp at Molejon has been constructed for the 74 workers currently on site. A trenching program is under way and a drill program is planned for later this year.

Based on a 1995 report by SRK Consultants of Vancouver, BC, the Molejon deposit contains probable resources of 5,032,870 tonnes at a grade of 2.81 g/t for 454,803 ounces of gold and possible resources of 956,300 tonnes at a grade of 3.72 g/t for 114,386 ounces of gold. These resources, if reported by today’s standards, would be defined as an inferred resource. We have reviewed the data from the report, and consider the estimate of the resource to be relevant and reliable.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.

Reporting Issuer

Petaquilla Minerals Ltd., 1820 – 701 West Georgia Street, Vancouver, B.C.,  V7Y 1C6

Telephone:  (604) 694-0021

2.

Date of Material Change

March 29, 2005

3.

Press Release

The required press release was issued pursuant to section 85 (1) at Vancouver, British Columbia, on March 29, 2005.

4.

Summary of Material Change

See attached press release.

5.

Full Description of Material Change

See attached press release.

6.

Reliance on Section 85(2) of the Act (Confidential Information)

Not Applicable.

7.

Omitted Information

None.

8.

Senior Officer

Kenneth Morgan, CFO

9.

Statement of Senior Officer

The foregoing accurately describes the material change referred to herein.

Dated at Vancouver, British Columbia, this 29th day of March, 2005.

“Kenneth W. Morgan”

Signature of Senior Officer)

Kenneth Morgan

For attachment to Material Change Report dated March 29, 2005:

Trading Symbols:

TSE:  PTQ

OTC: PTQMF

NEWS RELEASE

Petaquilla Confirms Ownership, Reserves and Resources

Vancouver BC – March 29, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) today confirmed the Company’s project ownership and its reserve and resource estimates.

Petaquilla Minerals Ltd. owns 52% of the copper/gold porphyry system in Panama known as the Minera Petaquilla S.A. project.  Inmet Mining Ltd. (“Inmet”) owns the remaining 48%.  At present, Teck Cominco Limited (“Teck”) holds no interest, but can acquire an effective 26% interest in the Minera Petaquilla S.A. project by funding PTQ’s share of the cost of placing this project into production.

Based on a 1997 AMEC Engineering (formerly H.A. Simons) feasibility study completed for the joint venture partners under the direction of Teck, the Minera Petaquilla S.A. project contains a mineral reserve of 1.115 billion tonnes grading 0.50% copper, 0.09 g/t gold, 0.015% molybdenum, as well as recoverable silver. The recoverable metal content contained in these reserves totals at least 9.4 billion pounds of copper, 1.37 million ounces of gold, 24.1 million ounces of silver, and 131.1 million pounds of molybdenum. We perform an annual review of the data contained in the report and consider that the estimate of the mineral reserve from the 1997 feasibilty study is currently relevant and reliable. The estimate of mineral reserve in the feasibility study uses substantially the same terminology for “mineral reserve” as is required under National Policy 43-101.

On December 13, 2004 the Company announced the signing of a Letter of Intent (“LOI”) with Teck and Inmet.

The LOI is an agreement in principle whereby PTQ may obtain 100% of all the precious metals within the Minera Petaquilla S.A. joint venture lands, subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to Teck, Inmet and PTQ.

The Company intends that the epithermal Molejon gold deposit will be the focus of the first phase of the mine development plan and it has commenced further exploration and development work on the project. A new camp at Molejon has been constructed for the 74 workers currently on site. A trenching program is under way and a drill program is planned for later this year.

Based on a 1995 report by SRK Consultants of Vancouver, BC, the Molejon deposit contains probable resources of 5,032,870 tonnes at a grade of 2.81 g/t for 454,803 ounces of gold and possible resources of 956,300 tonnes at a grade of 3.72 g/t for 114,386 ounces of gold. These resources, if reported by today’s standards, would be defined as an inferred resource. We have reviewed the data from the report, and consider the estimate of the resource to be relevant and reliable.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.